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                                                                    EXHIBIT 23.8



                         INDEPENDENT AUDITORS' CONSENT



To the Board of Directors
CS Wireless Systems, Inc.



    We consent to the use of our report dated March 15, 1996, on the balance sheet of USA Wireless Cable, Inc. as of December 31, 1995 and the related statements of operations, statement of stockholder deficit and cash flows for the year then ended, included herein, and to reference to our firm under the heading "Experts" in the prospectus.



    Our report contains an explanatory paragraph that states that USA Wireless Cable, Inc.'s recurring losses and debt due in 1996 raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



                                          McGladrey & Pullen, LLP



Cheyenne, Wyoming
January 22, 1997